# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grifols SA, CIK 0001438569
CUSIP: 398438408
Title of class of securities: Class B shares
Address of issuer's principal executive offices: 2410 Grifols Way, Los Angeles, California (CA), 90032-3514
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001015079

## Reporting persons
- BRANDES INVESTMENT PARTNERS, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); shared dispositive power 18,761,824; aggregate amount beneficially owned 18,761,824 (16.4% of the class)
  Comment: Shared Dispositive Power 18,761,824 ORDs and 24,178,118 ADRs
  
  Aggregate Amount Beneficially Owned by Each Reporting Person 18,761,824 ORDs and 24,178,118 ADRs

## Item 1. Issuer
Name of issuer: Grifols SA
Address of issuer's principal executive offices: 2410 Grifols Way, Los Angeles, CALIFORNIA, 90032-3514.

## Item 2. Person Filing
Name of person filing: Brandes Investment Partners, L.P.
Address of principal business office or, if none, residence: 4275 Executive Square, 5th Floor, La Jolla, CA 92037
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 18,761,824 ORDs and 24,178,118 ADRs
Percent of class: 16.43 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 18,761,824 ORDs and 24,178,118 ADRs

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: N/A

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: N/A

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: N/A

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: N/A

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BRANDES INVESTMENT PARTNERS, LP: /s/ Glenn Carlson, Executive Director (04/04/2025)